July 27, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:          Ecuity, Inc.
                Registration Statement on Form SB-2
                Filed on May 13, 2005
                File No. 333-124906

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the United States Securities and Exchange Commission (the “Commission”) for an order permitting the Registrant to withdraw the Registration Statement on Form SB-2 originally filed by the Registrant on May 13, 2005 (the “Registration Statement”). The Registrant is requesting the withdrawal because the Registration has terminated the financing agreement detailed in the Registration Statement.

No securities were sold in connection with the Registration Statement.

The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Accordingly, the Registrant hereby respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as practicable.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Clayton E. Parker, Esq. or Alina S. Pastiu, Esq., legal counsel to the Registrant, at 305-539-3300. Please provide a copy of the Order consenting to this withdrawal to Mr. Parker and Ms. Pastiu by facsimile at 305-358-7095. Thank you for your assistance.

Sincerely,

/s/King Cole
By: King Cole
Title: President